                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 1)*

                     Weider Nutrition International, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                     Class A Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


--------------------------------------------------------------------------------
                                (CUSIP Number)

                            Wynnchurch Capital, Ltd.
                          150 Field Drive, Suite 165
                          Lake Forest, Illinois 60045
                                (847) 604-6100
                             Attention: John Tomes

                                with a copy to:
                           Laurence R. Bronska, Esq.
                               Altheimer & Gray
                             10 South Wacker Drive
                            Chicago, Illinois 60606
                                (312) 715-4028

                           -------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 3, 2000
                                 --------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------------

     CUSIP NO.                   13D                    Page 2 of 13 Pages

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Wynnchurch Capital Partners, L.P.
------------------------------------------------------------------------------

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a):

                                                                (b) [_]
------------------------------------------------------------------------------

 3.  SEC USE ONLY

------------------------------------------------------------------------------

 4.  SOURCE OF FUNDS:  WC

------------------------------------------------------------------------------

 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                    [_]
------------------------------------------------------------------------------

 6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

                   -----------------------------------------------------------
     NUMBER OF
      SHARES         7.   SOLE VOTING POWER: -0-

   BENEFICIALLY    -----------------------------------------------------------
     OWNED BY
                     8.   SHARED VOTING POWER: 1,174,955 (1)(2)
       EACH
    REPORTING      -----------------------------------------------------------

      PERSON         9.   SOLE DISPOSITIVE POWER: -0-
       WITH
                   -----------------------------------------------------------

                    10.   SHARED DISPOSITIVE POWER: 1,174,955 (1)(2)

------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,174,955 (1)

------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:                                                [_]

------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.2% (3)

------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON: PN

------------------------------------------------------------------------------

(1) Based on 563,508 shares of Class A Common Stock issued to Wynnchurch Capital Partners, L.P. (upon exercise of its warrant) and 611,447 shares of Class A Common Stock issued to Wynnchurch Capital Partners Canada, L.P. (upon exercise of its warrant).
(2) Power is exercised through Wynnchurch Management, Inc., the sole general partner of the sole general partner of Wynnchurch Capital Partners, L.P. and Wynnchurch GP Canada, Inc., the sole general partner of the sole general partner of Wynnchurch Capital Partners Canada, Inc.
(3) Based on 9,354,641 shares of Class A Common Stock outstanding as of February 29, 2000, as disclosed on Issuer's 10Q and 1,174,955 shares of Class A Common Stock issued upon exercise of warrants (see Item 3).

------------------------------------------------------------------------------

     CUSIP NO.                   13D                    Page 3 of 13 Pages

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Wynnchurch Partners, L.P.
------------------------------------------------------------------------------

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [_]

                                                                (b) :
------------------------------------------------------------------------------

 3.  SEC USE ONLY

------------------------------------------------------------------------------

 4.  SOURCE OF FUNDS: Not applicable

------------------------------------------------------------------------------

 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                    [_]
------------------------------------------------------------------------------

 6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

                   -----------------------------------------------------------
     NUMBER OF
      SHARES         7.   SOLE VOTING POWER: -0-

   BENEFICIALLY    -----------------------------------------------------------
     OWNED BY
                     8.   SHARED VOTING POWER: 1,174,955 (1)
       EACH
    REPORTING      -----------------------------------------------------------

      PERSON         9.   SOLE DISPOSITIVE POWER: -0-
       WITH
                   -----------------------------------------------------------

                    10.   SHARED DISPOSITIVE POWER: 1,174,955 (1)

------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,174,955 (1)

------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:                                                [_]

------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.2% (2)

------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON: PN

------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of Wynnchurch Capital Partners, L.P.
(2) Based on 9,354,641 shares of Common Stock outstanding as of February 29, 2000, as disclosed on Issuer's 10Q and 1,174,955 shares of Class A Common Stock issued upon exercise of warrants (see Item 3).

------------------------------------------------------------------------------

     CUSIP NO.                   13D                    Page 4 of 13 Pages

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Wynnchurch Management, Inc.
------------------------------------------------------------------------------

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [_]

                                                                (b) :
------------------------------------------------------------------------------

 3.  SEC USE ONLY

------------------------------------------------------------------------------

 4.  SOURCE OF FUNDS: Not applicable

------------------------------------------------------------------------------

 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                    [_]
------------------------------------------------------------------------------

 6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

                   -----------------------------------------------------------
     NUMBER OF
      SHARES         7.   SOLE VOTING POWER: -0-

   BENEFICIALLY    -----------------------------------------------------------
     OWNED BY
                     8.   SHARED VOTING POWER: 1,174,955 (1)
       EACH
    REPORTING      -----------------------------------------------------------

      PERSON         9.   SOLE DISPOSITIVE POWER: -0-
       WITH
                   -----------------------------------------------------------

                    10.   SHARED DISPOSITIVE POWER: 1,174,955 (1)

------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,174,955 (1)

------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:                                                [_]

------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.2% (2)

------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON: CO

------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of Wynnchurch Capital Partners, L.P.
(2) Based on 9,354,641 shares of Common Stock outstanding as of February 29, 2000, as disclosed on Issuer's 10Q and 1,174,955 shares of Class A Common Stock issued upon exercise of warrants (see Item 3).

------------------------------------------------------------------------------

     CUSIP No.                   13D                    Page 5 of 13 Pages

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     Wynnchurch Capital Partners Canada, L.P.
------------------------------------------------------------------------------

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a):

                                                                (b) [_]
------------------------------------------------------------------------------

 3.  SEC USE ONLY

------------------------------------------------------------------------------

 4.  SOURCE OF FUNDS:  WC

------------------------------------------------------------------------------

 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                    [_]
------------------------------------------------------------------------------

 6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

                   -----------------------------------------------------------
     NUMBER OF
      SHARES         7.   SOLE VOTING POWER: -0-

   BENEFICIALLY    -----------------------------------------------------------
     OWNED BY
                     8.   SHARED VOTING POWER: 1,174,955 (1)(2)
       EACH
    REPORTING      -----------------------------------------------------------

      PERSON         9.   SOLE DISPOSITIVE POWER: -0-
       WITH
                   -----------------------------------------------------------

                    10.   SHARED DISPOSITIVE POWER: 1,174,955 (1)

------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     1,174,955 (1)(2)

------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:                                                [_]

------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.2% (2)

------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON: PN

------------------------------------------------------------------------------

(1) Based on 563,508 shares of Class A Common Stock issued to Wynnchurch Capital Partners, L.P. (upon exercise of its warrant) and 611,447 shares of Class A Common Stock issued to Wynnchurch Capital Partners Canada, L.P. (upon exercise of its warrant).
(2) Power is exercised through Wynnchurch Management, Inc., the sole general partner of the sole general partner of Wynnchurch Capital Partners, L.P. and Wynnchurch GP Canada, Inc., the sole general partner of the sole general partner of Wynnchurch Capital Partners Canada, Inc.
(3) Based on 9,354,641 shares of Class A Common Stock outstanding as of February 29, 2000, as disclosed on Issuer's 10Q and 1,174,955 shares of Class A Common Stock issued upon exercise of warrants (see Item 3).

------------------------------------------------------------------------------

     CUSIP NO.                   13D                    Page 6 of 13 Pages

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Wynnchurch Partners Canada, L.P.
------------------------------------------------------------------------------

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [_]

                                                                (b) :
------------------------------------------------------------------------------

 3.  SEC USE ONLY

------------------------------------------------------------------------------

 4.  SOURCE OF FUNDS: Not applicable

------------------------------------------------------------------------------

 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                    [_]
------------------------------------------------------------------------------

 6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Alberta, Canada

                   -----------------------------------------------------------
     NUMBER OF
      SHARES         7.   SOLE VOTING POWER: -0-

   BENEFICIALLY    -----------------------------------------------------------
     OWNED BY
                     8.   SHARED VOTING POWER: 1,174,955 (1)
       EACH
    REPORTING      -----------------------------------------------------------

      PERSON         9.   SOLE DISPOSITIVE POWER: -0-
       WITH
                   -----------------------------------------------------------

                    10.   SHARED DISPOSITIVE POWER: 1,174,955 (1)

------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,174,955 (1)

------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:                                                [_]

------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.2% (2)

------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON: PN

------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of Wynnchurch Capital Partners, L.P.
(2) Based on 9,354,641 shares of Common Stock outstanding as of February 29, 2000, as disclosed on Issuer's 10Q and 1,174,955 shares of Class A Common Stock issued upon exercise of warrants (see Item 3).

------------------------------------------------------------------------------

     CUSIP NO.                   13D                    Page 7 of 13 Pages

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Wynnchurch GP Canada, Inc.
------------------------------------------------------------------------------

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [_]

                                                                (b) :
------------------------------------------------------------------------------

 3.  SEC USE ONLY

------------------------------------------------------------------------------

 4.  SOURCE OF FUNDS: Not applicable

------------------------------------------------------------------------------

 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                    [_]
------------------------------------------------------------------------------

 6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

                   -----------------------------------------------------------
     NUMBER OF
      SHARES         7.   SOLE VOTING POWER: -0-

   BENEFICIALLY    -----------------------------------------------------------
     OWNED BY
                     8.   SHARED VOTING POWER: 1,174,955 (1)
       EACH
    REPORTING      -----------------------------------------------------------

      PERSON         9.   SOLE DISPOSITIVE POWER: -0-
       WITH
                   -----------------------------------------------------------

                    10.   SHARED DISPOSITIVE POWER: 1,174,955 (1)

------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,174,955 (1)

------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:                                                [_]

------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.2% (2)

------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON: CO

------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of Wynnchurch Capital Partners, L.P.
(2) Based on 9,354,641 shares of Common Stock outstanding as of February 29, 2000, as disclosed on Issuer's 10Q and 1,174,955 shares of Class A Common Stock issued upon exercise of warrants (see Item 3).

Item 1.  Security and Issuer.
         --------------------

     This statement constitutes Amendment No. 1 to the Statement on Schedule 13D (the "Original Schedule 13D") filed with the Securities and Exchange Commission ("SEC") on July 10, 2000 and relates to the shares of Class A common stock, $0.01 par value (the "Shares") of Weider Nutrition International, Inc., a Delaware corporation ("Issuer").

     The principal executive offices of Issuer are located at 2002 South 5070 West, Salt Lake City, Utah 84104-4726.

     Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.


                                    8 of 13

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     Item 3 is amended and restated as follows:

     The source and amount of funds or other consideration used by the Reporting Persons to purchase the Notes (as defined below) and the Warrants (as defined below) consisted of $10,000,000 (of which $3,524,865 was allocated to the Warrants) of working capital invested by the partners of Wynnchurch US and Wynnchurch Canada. The "Notes" means (1) the Senior Subordinated Note dated June 30, 2000 in the principal amount of $4,795,534 to the order of Wynnchurch US and
(2) the Senior Subordinated Note dated June 30, 2000 in the principal amount of $5,204,466 to the order of Wynnchurch Canada. The "Warrants" means (1) the Warrant to purchase 563,508 Shares issued to Wynnchurch US and (2) the Warrant to purchase 611,447 Shares issued to Wynnchurch Canada. The Notes and the Warrants were filed as Exhibits C, D, E and F to the Original Schedule 13D, respectively, and are incorporated herein by reference.

     On August 3, 2000, Wynnchurch US and Wynnchurch Canada fully exercised the Warrants. The $11,750 exercise price was satisfied by a set off against the amount due to Wynnchurch US and Wynnchurch Canada by Weider Nutrition Group, Inc. pursuant to Section 8.4 of the Loan Agreement (as defined below). Subsequent to exercise of the Warrants, Wynnchurch US owns a total of 563,508 Shares and Wynnchurch Canada owns a total of 611,447 Shares.

Item 4.  Purpose of Transaction.
         ----------------------

     Item 4 is amended and restated as follows:

     The Reporting Persons acquired the Warrants to purchase the Shares in connection with the purchase of the Notes pursuant to a Senior Subordinated Loan Agreement dated June 30, 2000, between Weider Nutrition Group, Inc. and Wynnchurch US and Wynnchurch Canada (the "Loan Agreement") which was filed as Exhibit B to the Original Schedule 13D and incorporated herein by reference. Under the terms of the Loan Agreement, the Issuer is bound by affirmative and negative covenants and will remain bound by certain of the covenants as long as the Reporting Persons own 50% of the Warrants or the Shares into which the Warrants are exercisable.

     In addition, Wynnchurch US and Wynnchurch Canada received certain visitation and board observer rights under the Warrants. Consistent with such reporting requirements and rights, the Reporting Persons have had, and may have in the future, discussions with management of the Issuer concerning the Issuer's recent operating history as well as the Issuer's general business outlook and prospects. The Reporting Persons acquired the Warrants reported herein, in connection with the Loan Agreement, for investment purposes.

     Depending on market conditions and other factors that each may deem material to its investment decision, each of the Reporting Persons may purchase additional Shares in the open market or in private transactions or may dispose of all or a portion of the Shares that such Reporting Person now owns or hereafter may acquire, subject to transfer restrictions contained in the Loan Agreement or imposed by law.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     Item 5 is amended and restated as follows:

     Each of the calculations in this Item 5 is based on 10,529,596 Shares outstanding (which consists of 9,354,641 Shares outstanding as of February 29, 2000, as reported in the Issuer's most recent 10Q and 1,174,955 Shares issued to Wynnchurch US and Wynnchurch Canada upon exercise of the Warrants (see Item 3)).

     (a)

     Wynnchurch US and Wynnchurch Canada
     -----------------------------------

     The aggregate number of Shares that Wynnchurch US and Wynnchurch Canada may be deemed to beneficially own, pursuant to Rule 13d-3 of the Act, is 1,174,955 which constitutes approximately 11.2% of the outstanding Shares.

                                    9 of 13

     US GP
     -----

     As the sole general partner of Wynnchurch US, US GP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,174,955 Shares, which constitutes approximately 11.2% of the outstanding Shares. US GP disclaims beneficial ownership of all such Shares.

     US Management
     -------------

     As the sole general partner of US GP, US Management may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,174,955 Shares, which constitutes approximately 11.2% of the outstanding Shares. US Management disclaims beneficial ownership of all such Shares.

     Canada GP
     ---------

     As the sole general partner of Wynnchurch Canada, Canada GP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,174,955 Shares, which constitutes approximately 11.2% of the outstanding Shares. Canada GP disclaims beneficial ownership of all such Shares.

     Canada Management
     -----------------

     As the sole general partner of Canada GP, Canada Management may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,174,955 Shares, which constitutes approximately 11.2% of the outstanding Shares. Canada Management disclaims beneficial ownership of all such Shares.

     (b)

     Wynnchurch US and Wynnchurch Canada
     -----------------------------------

     Acting through its sole general partner, Wynnchurch US has the sole power to vote or to direct the vote and to dispose or direct the disposition of 563,508 Shares. Acting through its sole general partner, Wynnchurch Canada has the sole power to vote or to direct the vote and to dispose or direct the disposition of 611,447 Shares.

                                    10 of 13

     US GP
     -----

     Acting through its sole general partner and in its capacity as the sole general partner of Wynnchurch US, US GP has the sole power to vote or to direct the vote and to dispose or direct the disposition of 563,508 Shares.

     US Management
     -------------

     As the general partner of US GP, which is the general partner of Wynnchurch US, US Management has the sole power to vote or to direct the vote and to dispose or direct the disposition of 563,508 Shares.

     Canada GP
     ---------

     Acting through its sole general partner and in its capacity as the sole general partner of Wynnchurch Canada, Canada GP has the sole power to vote or to direct the vote and to dispose or direct the disposition of 611,447 Shares.

     Canada Management
     -----------------

     As the general partner of Canada GP, which is the general partner of Wynnchurch Canada, Canada Management has the sole power to vote or to direct the vote and to dispose or direct the disposition of 611,447 Shares.

     (c) To the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transaction in Shares during the past sixty (60) days.

     (d)  Not applicable.

     (e)  Not applicable.

                                    11 of 13
arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or power over the Shares of the Issuer.

Item 7.   Materials to be Filed as Exhibits.
          ----------------------------------

          Exhibit A      Statement made pursuant to Rule 13d-1(k)(1)(iii) of
                         Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

          Exhibit B      Powers of Attorney

                                    12 of 13

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2000
                              WYNNCHURCH CAPITAL PARTNERS, L.P.

                              By:   Wynnchurch Partners, L.P., its general
                                    partner

                                    By:   Wynnchurch Management, Inc., its
                                          general partner


                                    By:   /s/ John Tomes*
                                          ----------------
                                    Name: John Tomes
                                    Its:  Vice President

                              WYNNCHURCH CAPITAL PARTNERS CANADA, L.P.

                              By:   Wynnchurch Partners Canada, L.P., its
                                    general partner

                                    By:   Wynnchurch GP Canada, Inc., its
                                          general partner


                                    By:   /s/ John Tomes*
                                          ---------------
                                    Name: John Tomes
                                    Its:  Vice President

                              WYNNCHURCH PARTNERS, L.P.

                              By:   Wynnchurch Management, Inc., its
                                    general partner

                                    By:   /s/ John Tomes*
                                          ---------------
                                    Name: John Tomes
                                    Its:  Vice President

                              WYNNCHURCH MANAGEMENT, INC.

                                    By:   /s/ John Tomes*
                                          ---------------
                                    Name: John Tomes
                                    Its:  Vice President

                              WYNNCHURCH PARTNERS CANADA, L.P.

                                    By:  Wynnchurch GP Canada, Inc., its
                                         general partner

                                    By:   /s/ John Tomes*
                                          ---------------
                                    Name: John Tomes
                                    Its:  Vice President

                              WYNNCHURCH GP CANADA, INC.

                              By:   /s/ John Tomes*
                                    ---------------
                              Name: John Tomes
                              Its:  Vice President

                              *By: /s/ Alisa B. Hoy
                                   ----------------
                                   Alisa B. Hoy
                                   Attorney-in-Fact

                                    13 of 13